July 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ARCA biopharma, Inc.
Registration Statement on Form S-3
Filed: July 7, 2015
File No. 333-205533

Ladies and Gentlemen:

ARCA biopharma, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced filing to become effective at 4:00 p.m. Eastern Time on Monday, July 20, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARCA BIOPHARMA, INC.

By:	/s/ Brian L. Selby
Brian L. Selby
Vice President, Finance

cc:	Jeffrey P. Riedler, Assistant Director, SEC
Christina De Rosa, Esq., SEC
Brent D. Fassett, Esq., Cooley LLP